Issuer Free Writing Prospectus Dated October 9 2009

Relating to Preliminary Prospectus Dated September 24, 2009

Filed Pursuant to Rule 433

Registration Statement No. 333-162115

SCRIPT — Q2 FY10 RESULTS CONFERENCE CALL October 9, 2009

RUSSELL FREDERICK

Good morning and thank you for joining the DragonWave Inc. Q2 fiscal year 2010 Results conference call on this 9th day of October, 2009.

Slide 2 please.

Our speakers today are myself, Russell Frederick, Vice President and Chief Financial Officer and Peter Allen, President and Chief Executive Officer.

Please note that our results for the second fiscal quarter ended August 31, 2009 were issued via our wire service after the close of business on Thursday October 8th, 2009.

We have filed a preliminary prospectus and accordingly we have been advised to limit our remarks on this call. Because of this, we will not be able on this occasion, to take questions at the end of the call. We will resume our regular question and answer session when we release our Q3 results.

I will review the financial results for the quarter and then Peter will provide a business update and discussion.

We plan to finish by 8:50am.

Slide 3 please.

Before we begin, I would like to caution everyone that this conference call contains forward-looking information. Actual results could differ materially from a conclusion, forecast or projection in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking information. Additional information about the material factors that could cause actual results to differ materially from the conclusion, forecast or projection in the forward-looking information, and material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking information, is contained in our Annual Information Form dated May 7, 2009 and was most recently updated in our preliminary prospectus dated September 24, 2009 and our press release dated October 8, 2009 which are available on www.sedar.com.

At this time I would remind everyone that you may access our presentation today on our web site at www.dragonwaveinc.com in the investor relations section.

RUSSELL

Slide 4 please.

I should mention at the outset, that all references to dollars refer to Canadian currency unless we specifically mention otherwise. On Slide 4 you can see that revenues in our Q2 fiscal 2010 came in at $35.5 Million. This represents year over year revenue growth of 236% and sequential growth of 123%. This is the highest quarterly revenue recorded in the company’s history.

Slide 5 please.

You will see that in Q2 fiscal 2010, North American revenue grew to $31.9 Million, a 317% increase from $7.7 Million in the previous fiscal year.

Customer acquisition has continued to be a corporate strength, with the company adding 8 new customers during the quarter with these customers contributing $0.6 Million of revenue. All of these new customers were from outside of North America.

DragonWave had one key customer that generated more than 10% of revenue in Q2 FY10. This customer represented 77% of revenue for the quarter. This compares to 8% of revenue in the same quarter of the previous fiscal year.

Revenue from customers outside North America grew to $3.6 million for Q2 fiscal 2010, up 24% from $2.9 million in Q2 fiscal year 2009. Revenue from outside North America accounted for 10% of revenue for the quarter compared to 28% in the previous year.

On slide 6, I will address our statement of operations for the second quarter. Having talked about the revenue, I’d like to turn your attention to the remainder of the profit and loss statement.

Gross margin for the second quarter of fiscal 2010 was 42% as compared to 34% in Q2 of fiscal year 2009 and was 7% higher than the 35% gross margin we saw in Q1 FY2010.

Positive dynamics acting on the gross margin in the quarter included favorable capacity and configuration mix, economies of scale, and the manufacturing economics associated with the shift to an Asian manufacturing base. 42% gross margin is at the high end of our expected gross margin range and we expect margin levels to normalize in the current and subsequent quarters.

You will see expenses for Q2FY10 increased from $6.5M in Q2 FY09 to $8.9M in Q2 FY10. This resulted in an operating profit of $6.1 million for the second quarter of FY10, compared to a $2.8M operating loss for second quarter of the previous year. Our cost structure is not fixed and we do expect some upward pressure on expenses to support higher levels of activity.

R&D spending increased from $2.6M in Q2 FY09 to $3.5M in the Q2 of the current year.

Sales and Marketing spending for Q2 fiscal 2010 increased from $2.8M to $3.6M year over year.

G&A spending increased from $1.1M in Q2 FY09 to $1.8M in Q2 FY10.

The company generated $6.3M of net income in Q2 FY10 compared to a loss of $1.7M in Q2 FY09 and a loss of $2.9M in Q1 2010. The Q1 FY10 loss included a foreign exchange loss of $1.7M because of the strength of the Canadian dollar relative to the US dollar during the period.

I will now turn to Slide 7 which highlights some balance sheet metrics. If we look at cash and short term investments you can see that the cash is at $21.3M compared to $22.0M at the end of the previous fiscal quarter.

Cash usage was limited to $0.6 million for the quarter. The net income for the quarter when adjusted for non-cash items was $6.5 million, which provided cash for the operation, but was offset by both a working capital increase of $5.7 million and an investment in capital assets of $1.5 million.

DSO came in at 58 days as at August 31, 2009, compared to 59 days at the end of Q1FY10 and 76 days at February 28, 2009.

This performance is attributed to a strong collection performance and a focus on cash management. Inventory turnover came in at 7.1 times versus 2.3 times as at February 28, 2009. Inventory is valued at $15.3M, a $1.1M increase as compared to balance at February 28, 2009.

This concludes my remarks on the financial results and I will now turn it over to Peter Allen to provide the business update.

PETER ALLEN

Good Morning

From seeing our results released last night and hearing Russell’s comments this morning I am sure you will understand that we are very pleased with the progress that our Q2 results of Fiscal 2010 represent for DragonWave.

Our sequential Revenue growth of 123% over Q1 and year on year growth of 236% over the same quarter last year are, we believe, a demonstration that our product design is truly scalable.

This quarter we became decisively profitable; the first time in our history.

Despite more than doubling our revenues and increasing our finished goods inventories to position us strongly for Q3, we consumed only $0.6M of cash which again speaks to our scalability. Our balance sheet and unutilized debt facilities remain strong.

We announced a number of business developments during the quarter and in the weeks following.

Just over a month ago we announced our new Horizon Quantum product. This innovative product extends our leadership with it’s native Ethernet implementation and delivers record capacity and supports sub-0.1-millisecond latencies. The Horizon Quantum’s Bandwidth Accelerator allows it to achieve superior spectral efficiency, redefines the capacity standard for packet microwave, reduces cost per bit economics and extends packet microwave features and functions. It has been optimized for 4G networks.

At 4GWorld a few weeks ago we were proud to be presented by xchange magazine with the Best of 4G Award for the Horizon Quantum packet microwave solution in the Best 4G Enabling Technology Innovation category. The Best of 4G Awards winners were selected by an independent judging panel that consisted of Yankee Group; Maravedis Inc.; Rethink Research and Farpoint Group.

In August, Clearwire named Dragonwave as one of their strategic infrastructure suppliers and have indicated that they are building out to cover a population in the US of 120 million by the end of 2010.

Whilst our revenues to Clearwire, who are the 4G first mover in the US, dominate our results this quarter we are seeing strength in many parts of our business and pipelines with our North American distributor channels are showing good growth.

As I look at industry dynamics, the increasing demand and functionality of mobile devices such as iPhones continues to increase bandwidth in mobile networks. Against this backdrop, we perceive that the next phase of growth in demand for backhaul equipment will occur as large North American service providers migrate to 4G networks. For example, AT&T has announced plans to begin LTE trials in 2010 with LTE network deployment beginning in 2011, and Verizon has indicated that it plans to offer commercial LTE service in 25 to 30 markets in 2010.

We are also looking to U.S. rural broadband initiatives that are expected to receive substantial federal stimulus funds as a potential new source of demand.

Outside North America we have made progress as well.

On September 22 we announced a multi-year exclusive supply agreement with Unwired Australia to supply wireless backhaul initially for the forthcoming Vivid Wireless Perth network. This will be Australia’s first “4G” mobile WiMAX network deployment and it utilizes DragonWave’s Horizon Compact for backhaul connectivity of up to 200 Mbps initially.

Earlier this week we also announced that Yota has deployed DragonWave’s Horizon Compact in extending Russia’s first 4G network to regions beyond Moscow and St. Petersburg. The DragonWave solution supports 400 Mbps capable links for backhaul of Yota Mobile WiMAX services for business and residential users.

IBW has deployed the Horizon Compact to provide robust and reliable native Ethernet backhaul for its new WiMAX business services in Costa Rica. Additionally, IBW plans to leverage the DragonWave solution for dependable last-mile customer access as it introduces higher-speed services across the Central American country.

We are pleased by our progress in many parts of our business but it is clear that our Fiscal 2010 revenues will be dominated by shipments to Clearwire As the pace of this customer’s network deployment continues to accelerate we expect that it may second source some equipment as a part of an overall risk management effort.

On September 9th we increased our revenue guidance for Fiscal 2010 from $100M to $120M. Based on strength in the ongoing Clearwire business together with stronger demand in other areas of the DragonWave business we now expect that our revenue in Fiscal 2010 will exceed $150 million.

We anticipate the need to make some investments to position DragonWave to compete in the broader market. As an example of this I said on last quarter’s call we are expanding into the Asia Pacific region. We have now recruited our first employees and will be opening an office in Singapore shortly. We of course anticipate that we will remain profitable throughout the second half.

In closing I would like to say again how pleased we are about the progress that was made this quarter. There is much work to do and our progress to date encourages us in that quest. Thank you, and we look forward to speaking to you on the Q3 results call.

Q2 Fiscal 2010 Financial Results October 9, 2009

Financial Highlights Russell Frederick – VP Finance & CFO

Slide 3 Legal Disclaimer This summary has been derived from, and should be read in conjunction with, DragonWave's financial statements, and management's discussion and analysis for the second quarter of DragonWave's 2010 fiscal year, which are available on www.sedar.com. Historical results do not necessarily indicate results for any future period. DragonWave's financial statements are prepared in accordance with Canadian generally accepted accounting principles. Unless otherwise indicated, all dollars amounts herein are denominated in Canadian dollars.

Slide 4 Quarterly Revenue Comparison Note: See “Selected Consolidated Quarterly Financial Information“ of the Management Discussion & Analysis for the three and six months ended August 31, 2009 Revenue in millions CAD$

Slide 5 Revenue by Geography CAD $ Thousands Geographical region Aug 31, 2009 Aug 31, 2008 $ % $ % North America 31,869 90% 7,644 72% Europe, Middle East and Africa 2,965 8% 2,751 26% Rest of World 675 2% 177 2% 35,509 10,572 Aug 31, 2009 Aug 31, 2008 $ % $ % North America 44,721 87% 15,703 74% Europe, Middle East and Africa 5,992 12% 5,167 24% Rest of World 746 1% 427 2% 51,459 21,297 Three months ended Six months ended

Comparative Revenue, Margin and Operating Expenses Slide 6 CAD $ thousands (except share and per share amounts) Three Months Ended Six Months Ended August 31, August 31, February 28, August 31, August 31, 2009 2008 2009 2008 REVENUE 35,509 10,572 51,459 21,297 Cost of sales 20,584 6,945 31,024 13,289 Gross profit 14,925 3,627 20,435 8,008 EXPENSES Research and development 3,544 2,594 6,568 5,725 Selling and marketing 3,567 2,783 6,106 5,407 General and administrative 1,819 1,133 3,050 2,263 Investment tax credits (60) (50) (120) (100) 8,870 6,460 15,604 13,295 Income (Loss) from Operations 6,054 (2,833) 4,830 (5,287) Interest income (expense), net (5) 170 22 415 Gain on sale of property and equipment 35 - 35 - Foreign exchange gain (loss) 70 997 (1,616) 1,265 Net Income (Loss) 6,154 (1,666) 3,271 (3,607) Income taxes (209) (11) (209) (11) Future Income tax recovery 346 - 346 - Net and Comprehensive Income (Loss) 6,291 (1,677) 3,408 (3,618) Basic income (loss) per share 0.22 (0.06) 0.12 (0.13) Diluted income (loss) per share 0.21 (0.06) 0.12 (0.13) Basic weighted average shares outstanding 28,620,162 28,555,335 28,594,700 28,517,929 Diluted weighted average shares outstanding 29,675,696 28,555,335 29,281,050 28,517,929

Slide 7 Balance Sheet Highlights Note: Please refer to the “Liquidity and Capital Resources” section of the Management Discussion & Analysis for the periods ending August 31, 2009, May 31, 2009, February 28, 2009, November 30, 2008 and August 31, 2008 respectively Aug 31, May 31, Feb 28, Nov 30, Aug 31, CAD $ Thousands 2009 2009 2009 2008 2008 Cash and Cash Equivalents and Short Term Investments 21,349 21,975 23,498 25,220 27,697 Other Current Assets 43,541 24,878 25,654 28,034 24,675 Current Liabilities 22,253 9,153 8,533 10,824 10,035 Days Sales Outstanding 58 days 59 days 76 days 87 days 88 days Inventory Turnover 7.1 times 4.1 times 2.3 times 2.0 times 2.1 times

Business Highlights & Market Update Peter Allen – President & CEO

DragonWave Inc. (the “issuer”) has filed a registration statement (Registration No. 333- 162115, including a prospectus) under the Securities Act of 1933, as amended, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus included in the registration statement relating to this offering and any other offering documents if you request them by calling (613) 599-9991.